Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

January 3, 2007

Dear CBOT Members:

On December 22, CBOT Holdings and the Board of Trade of the City of Chicago, Inc. (collectively, CBOT) filed a motion in their lawsuit against Chicago Board Options Exchange, Inc. (CBOE) and its directors currently pending in the Delaware Court of Chancery. The motion seeks leave to add claims arising from the CBOE’s recent actions.

The complaint already on file in the case seeks a declaration that exerciser members of the CBOE and those who hold the Exercise Right are entitled to the same treatment as other CBOE members in the CBOE’s announced plan to demutualize. The complaint which the CBOT now seeks leave to file includes claims arising from certain of the CBOE’s recent actions. Recently:

•	The CBOE’s board created a Special Committee of Independent Directors, purportedly for the purpose of determining how CBOE membership interests, including memberships held by those who purchased their membership interest and those who acquired their membership interest through the Exercise Right, would be treated in the CBOE’s planned demutualization. That Special Committee solicited written and oral testimony, and held an “Open Forum” on November 2, 2006 for the purpose of hearing such oral testimony;

•	The CBOE’s board then, unilaterally and without prior notice to the CBOT or the Exercise Right holders, “decreed” that the Exercise Right would terminate as a result of the proposed merger between CBOT Holdings and Chicago Mercantile Exchange Holdings, Inc. (CME Holdings);

•	The CBOE then submitted to the U.S. Securities and Exchange Commission (SEC) a proposed rule change that purported to implement the decree by the CBOE’s board that the Exercise Right would terminate as a result of the proposed merger between CBOT Holdings and CME Holdings; and

•	The CBOE’s board also announced that the Special Committee suspended its work because the Special Committee determined it was no longer necessary to ascribe a value

CBOT Members

to memberships acquired through the Exercise Right as a result of the CBOE’s board’s decree that the merger would terminate the Exercise Right.

The relief sought by the CBOT in the proposed complaint – in addition to the relief sought in the previous complaint – includes an injunction barring the CBOE from interfering with the Exercise Right upon the completion of the merger between CBOT Holdings and CME Holdings, and a declaration that the CBOE and its board breached the CBOE’s charter, certain of the CBOT-CBOE agreements, and their fiduciary duties to the Exercise Right holders when it announced its plan to terminate the Exercise Right.

The Delaware court has not yet ruled on the CBOT’s motion.

On the same day as its filing in the Delaware, attorneys for the CBOT, as well as attorneys for the putative class of Exerciser Right holders, sent separate letters to the SEC regarding the CBOE’s proposed rule filing. Those submissions to the SEC requested that the SEC take no action on the CBOE’s submission because of the pending action before the Delaware court. To the best of our knowledge, the SEC has taken no action on either the CBOE’s proposed rule filing or the CBOT and class submissions.

All of these actions are consistent with our commitment to vigorously defend the rights of CBOT members to become exerciser members of the CBOE.

Very truly yours,

Charles P. Carey Chairman	Bernard W. Dan Chief Executive Officer

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT

CBOT Members

directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.